VIA EDGAR

June 8, 2020

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F Street, N.E.

Washington, D.C. 20549

Attention: Tim Buchmiller

Re:	Vascular Biogenics Ltd.

Acceleration Request for Registration Statement on Form F-1

File No. 333-238834

Dear Mr. Buchmiller:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Vascular Biogenics Ltd. (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to June 9, 2020, at 4:00 p.m., Eastern Time, or as soon thereafter as practicable, unless the Company or its outside counsel, Goodwin Procter LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

Once the Registration Statement is effective, please orally confirm the event with the Company’s counsel, Goodwin Procter LLP by calling Michael Rosenberg at (212) 813-8885. The Company also respectfully requests that a copy of the written order from the Securities and Exchange Commission (the “Commission”) verifying the effective time and date of the Registration Statement be sent to its counsel, Goodwin Procter LLP, Attention: Michael Rosenberg, by facsimile to (646) 558-4102.

If you have any questions regarding this request, please contact Michael Rosenberg of Goodwin Procter LLP at (212) 813-8885.

Sincerely,

Vascular Biogenics Ltd.

/s/ Amos Ron
Amos Ron
Chief Financial Officer

cc:	Dror Harats, Vascular Biogenics Ltd.
Lawrence Wittenberg, Esq., Goodwin Procter LLP
James Xu, Esq., Goodwin Procter LLP
Michael Rosenberg, Esq., Goodwin Procter LLP